Exhibit A

Press Release
Ceragon Q4 and 2010 Year End Financial Results– Jan. 31, 2011

CERAGON NETWORKS REPORTS FOURTH QUARTER AND YEAR-END 2010 FINANCIAL RESULTS

Full Year Revenues Increase by 36% to a Record $249.9 million

Paramus, New Jersey, January 31, 2011 – Ceragon Networks Ltd. (NASDAQ: CRNT), the provider the premier wireless backhaul specialist, today reported results for the fourth quarter which ended December 31, 2010.

Revenues for the fourth quarter of 2010 reached an all-time high of $67.0 million, up 26% from $53.4 million for the fourth quarter of 2009 and up 8% from $62.3 million in the third quarter of 2010.

Net income in accordance with US Generally Accepted Accounting Principles (GAAP) for the fourth quarter of 2010 was $3.8 million or $0.10 per diluted share. Net income in the fourth quarter of 2009 was $2.1 million or $0.06 per diluted share.

On a non-GAAP basis, net income for the fourth quarter of 2010, excluding $1.5 million of equity-based compensation expenses and charges of $775,000 relating to the acquisition of Nera Networks in January 2011, was $6.1 million, or $0.17 per diluted share. Non-GAAP net income for the fourth quarter of 2009 was $3.4 million, or $0.09 per diluted share (please refer to the accompanying financial table for reconciliation of GAAP financial information to non-GAAP).

Revenues for the full year of 2010 were $249.9 million, up 36% from $184.2 million in 2009. Net income on a GAAP basis for 2010 was $14.1 million or $0.38 per diluted share. Net income for the year 2009 was $3.7 million or $0.10 per diluted share.

On a non-GAAP basis, net income for 2010 was $20.2 million, or $0.55 per diluted share. Net income for the year 2009 was $7.3 million $0.20 per diluted share.

Gross margin on a GAAP basis in the fourth quarter of 2010 was 37%. Gross margin on a non-GAAP basis was 37.1% of revenues.

Cash and cash investments at the end of the quarter were $81.5 million.

 “Q4 results represent a strong finish to an excellent year,” said Ira Palti, President and CEO of Ceragon. “In addition to exceeding the high end of our revenue guidance, we had a book-to-bill ratio significantly above one.  We are excited to be entering 2011 with strong momentum in our base business. In addition, we continue to believe that after a period of integration during 2011, the Nera acquisition will enable us to realize a substantial increase in revenue and earning power in 2012.”

Supplemental revenue breakouts:

Geographical breakdown, fourth quarter of 2010:

EMEA:	34%
North America:	16%
Asia Pacific:	42%
Latin America:	8%

A conference call will follow, beginning at 9:00 a.m. EDT. Investors are invited to join the Company’s teleconference by calling (888) 428-4479, or international (651) 291-0900 at 8:50 a.m. EDT. The call-in lines will be available on a first-come, first-serve basis.

Investors can also listen to the call live via the Internet by accessing Ceragon Networks’ website at the investors’ page: http://www.ceragon.com/ir_events.asp?lang=0   selecting the webcast link, and following the registration instructions.

If you are unable to join us live, the replay numbers are: USA (800) 475-6701 or International (320) 365-3844, Access Code: 187498.

A replay of both the call and the webcast will be available through March 7, 2011.

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the premier wireless backhaul specialist. Ceragon provides high capacity solutions that enable cellular operators and other wireless service providers to deliver voice and data services, enabling smart-phone applications such as Internet browsing, music and video. With unmatched technology and cost innovation, Ceragon’s advanced point-to-point microwave systems allow wireless service providers to evolve their networks from circuit-switched and hybrid concepts to all IP networks. Ceragon solutions are designed to support all wireless access technologies, delivering more capacity over longer distances under any given deployment scenario. Ceragon’s solutions are deployed by more than 200 service providers of all sizes, and hundreds of private networks in more than 130 countries. Visit Ceragon at www.ceragon.com.

Ceragon Networks® is a registered trademark of Ceragon Networks Ltd. in the United States and other countries.

Company and Investor Contact: Yoel Knoll Ceragon Networks Ltd. Tel. 201-853-0228 yoelk@ceragon.com	Media Contact: Karen Quatromoni Rainier Communications Tel. 508-475-0025 x150 kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk that Nera and Ceragon’s businesses will not be integrated successfully; the risk that any synergies from the transaction may not be fully realized or may take longer to realize than expected; disruption from the Nera transaction making it more difficult to maintain relationships with customers, employees or suppliers, the risk that Nera business may not perform as expected, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov  or may be obtained on Ceragon’s website at www.ceragon.com .

Ceragon Reports Fourth Quarter 2010 Results

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009

Revenues	$66,983	$53,357	$249,852	$184,220
Cost of revenues	42,225	35,007	160,470	122,662

Gross profit	24,758	18,350	89,382	61,558

Operating expenses:
Research and development	6,732	5,479	25,115	18,954
Selling and marketing	9,641	7,675	37,179	29,251
General and administrative	3,612	3,003	12,328	10,705
Acquisition related costs	775	-	775	-

Total operating expenses	$20,760	$16,157	$75,397	$58,910

Operating profit	3,998	2,193	13,985	2,648
Financial income, net	124	228	1,255	1,496

Income before taxes	4,122	2,421	15,240	4,144

Taxes on income	304	293	1,178	489

Net Income	$3,818	$2,128	$14,062	$3,655

Basic net earnings per share	$0.11	$0.06	$0.40	$0.11

Diluted net earnings per share	$0.10	$0.06	$0.38	$0.10

Weighted average number of
shares used in computing basic
net earnings per share	35,106,882	34,256,957	34,854,657	34,369,212

Weighted average number of
shares used in computing
diluted net earnings per share	36,995,821	36,365,610	36,564,830	35,796,878

(more)

Ceragon Reports Fourth Quarter 2010 Results

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. dollars in thousands)
(Unaudited)

	December 31,	December 31,
	2010	2009

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$37,725	$38,339
Short-term bank deposits	23,357	30,183
Marketable securities	7,363	16,724
Trade receivables, net	88,074	68,452
Deferred taxes	4,057	3,462
Other accounts receivable and prepaid expenses	15,425	7,492
Inventories	65,921	65,925

Total current assets	241,922	230,577

LONG-TERM INVESTMENTS:
Long-term bank deposits	-	10,824
Long-term marketable securities	13,088	2,250
Severance pay funds	6,039	4,971

Total long-term investments	$19,127	$18,045

OTHER ASSETS
Deferred taxes	8,829	8,942
Goodwill	1,093	-

Total other assets	$9,922	$8,942

PROPERTY AND EQUIPMENT, NET	16,211	11,809

Total assets	$287,182	$269,373

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
Trade payables	40,537	52,898
Deferred revenues	20,661	18,548
Other accounts payable and accrued expenses	13,215	9,847

Total current liabilities	$74,413	$81,293

ACCRUED SEVERANCE PAY	$8,600	$7,174

SHAREHOLDERS' EQUITY:
Share capital:
Ordinary shares	95	92
Additional paid-in capital	300,875	291,736
Treasury shares at cost	(20,091)	(20,091)
Other comprehensive income	159	100
Accumulated deficits	(76,869)	(90,931)

Total shareholders' equity	$204,169	$180,906

Total liabilities and shareholders' equity	$287,182	$269,373

Ceragon Reports Fourth Quarter 2010 Results
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
(U.S. dollars, in thousands)
(Unaudited)

	Three months ended December 31,		Year ended December 31,
	2010	2009	2010	2009

Cash flow from operating activities:
Net income	$3,818	$2,128	$14,062	$3,655
Adjustments to reconcile net income to net cash provided by
(used in) operating activities:

Depreciation	1,321	960	4,712	3,283
Stock-based compensation expense	1,541	1,317	4,207	3,607

Decrease (increase) in trade and other
receivables, net	(26,050)	(9,751)	(27,535)	4,724
Decrease (increase)
in inventory	(4,071)	(15,755)	4	(25,415)
Increase (decrease) in trade payables
and accrued liabilities	20,084	18,932	(8,323)	14,619
Increase in deferred revenues	7,902	4,565	2,113	12,662
Increase in deferred tax asset	(114)	(281)	(469)	(281)
Other adjustments	497	374	532	(42)
Net cash provided by (used in)
operating activities	$4,928	$2,489	$(10,697)	$16,812

Cash flow from investing activities:
Purchase of property and
equipment ,net	(2,083)	(1,640)	(9,798)	(6,737)
Payment of business acquired *)	-	-	(1,232)	-
Investment in short and
long-term bank deposit	(1,972)	(16,214)	(13,754)	(44,009)
Proceeds from short and
long-term bank deposits	6,580	19,284	31,680	46,177
Investment in marketable securities	-	(3,203)	(18,339)	(4,703)
Proceeds from maturities
of marketable securities	9,091	-	16,591	11,754
Net cash provided by (used in)
investing activities	$11,616	$(1,773)	$5,148	$2,482

Cash flow from financing activities:
Proceeds from exercise of options	1,635	2,205	4,935	2,989
Purchase of treasury shares at cost	-	(4,128)	-	(12,168)
Net cash used in financing activities	$1,635	$(1,923)	$4,935	$(9,179)

Increase (decrease) in cash and cash
equivalents	$18,179	$(1,207)	$(614)	$10,115

Cash and cash equivalents at the beginning of
the period	19,546	39,546	38,339	28,224

Cash and cash equivalents at the end of
the period	$37,725	$38,339	$37,725	$38,339

 *) Excluding cash and cash equivalents

Ceragon Reports Fourth Quarter 2010 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Three months ended December 31,
	2010			2009
	GAAP
	(as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$66,983		$66,983	$53,357
Cost of revenues	42,225	(*) 83	42,142	$34,937

Gross profit	24,758		24,841	18,420

Operating expenses:
Research and development	6,732	(*) 261	6,471	5,309
Selling and marketing	9,641	(*) 239	9,402	7,359
General and administrative	3,612	(*) 958	2,654	2,242
Acquisition related costs	775	(**) 775	-	-

Total operating expenses	$20,760		$18,527	$14,910

Operating profit	3,998		6,314	3,510
Financial income, net	124		124	228

Income before taxes	4,122		6,438	3,738

Taxes on income	304		304	293

Net income	$3,818		$6,134	$3,445

Basic net earnings per share	$0.11		$0.17	$0.10

Diluted net earnings per share	$0.10		$0.17	$0.09

Weighted average number of shares used in computing
basic net earnings per share	35,106,882		35,106,882	34,256,957

Weighted average number of shares used in
computing diluted net earnings per share	36,995,821		36,995,821	36,365,610

Total adjustments		2,316

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)
(**) Nera Networks acquisition costs

Ceragon Reports Fourth Quarter 2010 Results

RECONCILIATION OF NON-GAAP FINANCIAL RESULTS
(U.S. dollars in thousands, except share and per share data)
(Unaudited)

	Year ended December 31,
	2010			2009
	GAAP
	(as reported)	Adjustments	Non-GAAP	Non-GAAP

Revenues	$249,852		$249,852	$184,220
Cost of revenues	160,470	(*) 315	160,155	$122,406

Gross profit	89,382		89,697	61,814

Operating expenses:
Research and development	25,115	(*) 814	23,151	18,311
		(**) 1,150
Selling and marketing	37,179	(*) 1,177	36,002	28,066
General and administrative	12,328	(*) 1,901	10,427	9,182
Acquisition related costs	775	(***) 775	-	-

Total operating expenses	$75,397		$69,580	$55,559

Operating profit	13,985		20,117	6,255
Financial income, net	1,255		1,255	1,496

Income before taxes	15,240		21,372	7,751

Taxes on income	1,178		1,178	489

Net income	$14,062		$20,194	$7,262

Basic net earnings per share	$0.40		$0.58	$0.21

Diluted net earnings per share	$0.38		$0.55	$0.20

Weighted average number of shares used in computing
basic net earnings per share	34,854,657		34,854,657	34,369,212

Weighted average number of shares used in computing
diluted net earnings per share	36,564,830		36,564,830	35,796,878

Total adjustments		6,132

(*) Adjustments related to equity based compensation expenses according to SFAS 123 (R)
(**) Adjustment related to purchase of technology for further development
(***) Nera Networks acquisition costs

Ceragon Reports Fourth Quarter 2010 Results

Contact: Yoel Knoll
Director of Investor Relations
Ceragon Networks Ltd.
Cell (Int'l): +972 (0) 52 830 6419
Office (Int’l): +972 (0)3 766 6419
yoell@ceragon.com